Exhibit 99.3

3 September 2009	For analyst and media enquiries please call Sean O’Sullivan on: (02) 8274 5239
James Hardie appoints new Director
The Supervisory Board of James Hardie Industries has appointed David Dilger to the company’s Supervisory and Joint Boards (the Board) effective 2 September 2009 (US time).
Mr Dilger’s appointment to fill a casual vacancy on the Board was foreshadowed in the Explanatory Memorandum issued for Stage 1 of the proposal to change the company’s domicile to Ireland which indicated that the Company was anticipating appointing an additional Irish-based director.
Mr Dilger has had substantial experience of multinational manufacturing operations, a strong finance foundation and leadership qualities, including 16 years as a chief executive of listed companies. He has a proven ability to transform and drive large businesses by setting a clear strategy and building strong management teams.
He was appointed Chairman of Dublin Airport Authority in May 2009. He was a non-executive director of The Bank of Ireland plc between 2003 and 2009. In this role, he served as Senior Independent Director and as Chairman of the Bank’s Remuneration Committee. In addition, he has served on the Board and National Executive Council of the Irish Business and Employers Confederation (IBEC) and as a Board member of Enterprise Ireland, the government agency responsible for the development and promotion of the indigenous business sector.
James Hardie’s Chairman, Michael Hammes, said he looked forward to the enthusiasm and passion that Mr Dilger would bring to the Board. “We welcome David’s sound business expertise and the insights he will bring to the Company as a result of his experience in Ireland, the United Kingdom and Europe,” said Mr Hammes. “David appreciates the strength of James Hardie’s business and its differentiated product strategy, and we anticipate he will be able to contribute valuable and practical guidance towards the further growth and development of the Group”.
End
Media/Analyst Enquiries:
Sean O’Sullivan
Vice President, Investor and Media Relations

Telephone:	+61 2 8274 5239
Email:	media@jameshardie.com.au
Facsimile:	+61 2 8274 5218

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Disclaimer
This Company Statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the U.S. Securities and Exchange Commission, on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.
Examples of forward-looking statements include:
▪	statements about our future performance;

▪	projections of our results of operations or financial condition;

▪	statements regarding our plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

▪	expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;

▪	expectations that our credit facilities will be extended or renewed;

▪	expectations concerning dividend payments;

▪	statements concerning our corporate and tax domiciles and potential changes to them;

▪	statements regarding tax liabilities and related audits and proceedings;

▪	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities & Investments Commission;

▪	expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

▪	expectations concerning indemnification obligations; and

▪	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

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